Filed Pursuant to Rule 424(b)(3)
File No. 333-130380

PROSPECTUS SUPPLEMENT NO. 2 DATED JULY 2, 2008
TO PROSPECTUS DATED MAY 12, 2008

PUDA COAL, INC.

29,551,660 Shares of Common Stock

This Prospectus Supplement No. 2 supplements and amends the prospectus dated May 12, 2008, as supplemented and amended by Supplement No. 1 dated May 15, 2008, which we refer to collectively as the Prospectus. The Prospectus relates to the offer for sale of up to 29,551,660 shares of our common stock by certain existing holders of the securities, referred to as Selling Security Holders.

On July 1, 2008, we filed with the Securities and Exchange Commission a Current Report on Form 8-K to announce the resignation of Ming Zhao as our President and Chief Executive Officer, the appointment of Liping Zhu as our director, President and Chief Executive Officer, and Mr. Zhu’s employment and compensation terms. A copy of such Current Report on Form 8-K is attached to and constitutes an integral part of this Prospectus Supplement No. 2.

This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement No. 2. This Prospectus Supplement No. 2 is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

In reviewing the Prospectus and this Prospectus Supplement No. 2, you should carefully consider the risks under “Risk Factors” beginning on page 6 of the Prospectus, as updated by the risk factors discussed in Item 1A of Part II of the Form 10-Q attached to our Prospectus Supplement No. 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is July 2, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 25, 2008

Puda Coal, Inc.
(Exact name of registrant as specified in its charter)

333-85306
(Commission File Number)

Florida	65-1129912
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

426 Xuefu Street, Taiyuan, Shanxi Province,
The People’s Republic of China
(Address of principal executive offices, with zip code)

011 86 351 228 1302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On June 30, 2008, Puda Coal, Inc. (the “Company”) entered into an employment agreement with Liping Zhu, who was appointed as director, President and Chief Executive Officer (“CEO”) of the Company on June 25, 2008. The agreement became effective on June 30, 2008. Pursuant to the agreement, in consideration of Mr. Zhu’s services to the Company as President and CEO, he will receive a monthly salary of $6,428.60, which is equivalent to $77,143 on an annualized basis. In addition, Mr. Zhu will be entitled to an annual bonus of $22,857, payable as soon as practicable after the completion of the Company’s fiscal year; provided that during the first year of Mr. Zhu’s employment, he will receive the amount of bonus that is proportionate to the time he has served at the Company. Mr. Zhu will only receive the annual bonus if he is still employed by the Company on the last day of the Company’s fiscal year. The base salary and annual bonus will be reviewed annually by the board of directors (“Board”) and the compensation committee of the Board as part of the Company’s executive compensation review process. The Company will reimburse Mr. Zhu for all reasonable, ordinary and necessary expenses properly incurred by him in connection with his performance of duties under the agreement.

Pursuant to the agreement, Mr. Zhu’s employment with the Company will be on an “at will” basis, meaning either Mr. Zhu or the Company may terminate the employment at any time upon 30 days written notice for any reason or no reason, without further obligation or liability; provided that if Mr. Zhu’s employment with the Company is terminated by the Company without cause (as defined in the agreement), the Company will pay him a severance payment equal to three months’ base salary in effect during the year he is terminated.

Pursuant to the agreement, the Company will indemnify and defend Mr. Zhu and hold Mr. Zhu harmless, to the full extent allowed by the law of the State of Florida, and as provided by any charter provision of the Company, both as to action in Mr. Zhu’s official capacity and as to action in another capacity while holding such office, except for matters arising out of Mr. Zhu’s gross negligence or willful misconduct. There has been no material relationship between the Company or its affiliates and Mr. Zhu other than Mr. Zhu’s appointment as director, President and CEO of the Company as described in Item 5.02 below and his employment agreement with the Company.

The employment agreement is filed as Exhibit 10.1 to this report and is incorporated in this report in its entirety.  The description of the terms and conditions of the agreement in this report is modified and supplemented by such reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On June 25, 2008, the Board accepted the resignation of Ming Zhao as President and CEO of the Company, effective on the same day. Mr. Zhao does not have an employment agreement with the Company or any subsidiary of the Company, and did not receive any severance payment upon his resignation. Mr. Zhao currently owns approximately 50.45% of the total outstanding common stock of the Company and will remain the Chairman of the Board.

On June 25, 2008, the Board appointed Liping Zhu, age 52, as director, President and CEO of the Company, effective on the same day. Mr. Zhu’s term of office commences on June 25, 2008 and will continue until his successor has been elected and qualified or until his earlier resignation or removal from office. Before Mr. Zhu joined the Company, he was Deputy General Manager at Shanxi Loudong-Junan Coal & Gas Company since 1997, which is engaged in the coal mining and washing business in Shanxi Province, China, responsible for public and government relationships and financing of the company. The company that Mr. Zhu was employed by is not a parent, subsidiary or otherwise an affiliate of the Company. Other than Mr. Zhu’s employment agreement with the Company as described in Item 1.01 of this report, Mr. Zhu has no arrangement or understanding with any person pursuant to which Mr. Zhu was elected as a director and officer, nor is Mr. Zhu a party to any material plan, contract or arrangement with the Company or its affiliates or otherwise has any material or family relationship with the Company or its affiliates or officers. Mr. Zhu is not a director of any other public company in the United States.

Other than the compensation Mr. Zhu will receive as President and CEO of the Company as described in Item 1.01 of this report, he will not receive any additional compensation for his services as a director of the Company.

The replacement of President and CEO is part of the Company’s efforts to bring more professional management to the Company and improve its corporate governance and internal controls.

Item 9 Financial Statements and Exhibits

(d)    Exhibits

The exhibit listed in the following Exhibit Index is filed as part of this report.

Exhibit No.	Description

10.1	Employment Agreement, dated June 30, 2008, between the Company and Liping Zhu.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PUDA COAL, INC.

Date: July 1, 2008	By:	/s/ Wenwei Tian
Wenwei Tian
Chief Operating Officer